UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ARCADIA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039014105

(CUSIP Number)

Philip W. Peters

Farella Braun + Martel LLP

Russ Building

235 Montgomery Street

San Francisco, California 94104-2803

415-954-4997

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 039014105	13D	Page 1 of 10 Pages

1.	NAMES OF REPORTING PERSONS Moral Compass Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 22,515,364 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,515,364 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 039014105	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Terri Bishop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA - Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014105	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Peter Sperling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA - Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014105	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Darby Shupp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA - Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014105	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014105	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014105	13D	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014105	13D	Page 8 of 10 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement, dated as of May 26, 2015, by the following persons (collectively, the “Reporting Persons”): (i) Moral Compass Corporation, a Delaware corporation (“MCC”); (ii) Terri Bishop, an individual; (iii) Peter Sperling, an individual; (iv) Darby Shupp, an individual; (v) the John G. Sperling 2012 Irrevocable Trust No. 1, a trust formed under the laws of the State of Arizona (“Trust 1”); (vi) the John G. Sperling 2012 Irrevocable Trust No. 2, a trust formed under the laws of the State of Arizona (“Trust 2”); and (vii) the John G. Sperling 2012 Irrevocable Trust No. 3, a trust formed under the laws of the State of Arizona (“Trust 3” and, together with Trust 1 and Trust 2, the “Sperling Trusts”).

(b)	The business address of each of the Reporting Persons is 4835 E. Exeter Blvd., Phoenix, Arizona, 85018.

(c)	The principal business of MCC is to invest in businesses with the potential to make a meaningful social and economic impact in the world. The Sperling Trusts share equal ownership of MCC. Ms. Bishop, Mr. Sperling and Ms. Shupp comprise: (i) all of the directors of MCC; and (ii) all of the trustees of each of the Sperling Trusts. Ms. Bishop is the President of MCC and Ms. Shupp is the Secretary and Chief Financial Officer of MCC.

Ms. Bishop serves as chairman of the John Sperling Foundation, a nonprofit organization. The business address for the John Sperling Foundation is 4835 E. Exeter Blvd., Phoenix, Arizona 85018.

Mr. Sperling serves as the Chairman of the Board of Directors of Ecliptic Enterprises Corporation, which provides spacecraft and rocket avionics, video systems and sensors. The business address for Ecliptic Enterprises is 398 W. Washington Blvd., Suite 100, Pasadena, California, 91103.

Ms. Shupp previously served as the Chairman of the Board of Directors and as chair of the Nominating and Governance Committee of the Issuer. On November 10, 2016, Ms. Shupp voluntarily resigned from the Board of Directors of the Issuer. With the resignation, Ms. Shupp also resigned from her role as chairman of the Board of Directors and as chair of the Nominating and Governance Committee.

There are no directors of MCC other than Ms. Bishop, Mr. Sperling and Ms. Shupp, and there are no executive officers of MCC other than Ms. Bishop and Ms. Shupp.

(d)	and (e). During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 039014105	13D	Page 9 of 10 Pages

(f)	Moral Compass Corporation was formed under the laws of the State of Delaware. Each of the Sperling Trusts was formed under the laws of the State of Arizona. Terri Bishop, Peter Sperling and Darby Shupp are United States citizens.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Common Stock described herein was acquired by the Reporting Persons for investment purposes. The Reporting Persons have no present plans or proposals for disposition of the shares beneficially owned by them or for acquisition of additional shares. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Persons may change their plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax or other economic planning purposes.

On March 9, 2017, MCC delivered a Stockholder Nomination Letter to the Issuer (the “Nomination Letter”), notifying the Issuer of its intent to nominate Eric Rey and Gregory Waller (the “Nominees”) for election as Class II Members of the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”). MCC delivered the Nomination Letter because it believes the Board requires significant and immediate improvement to preserve and maximize stockholder value. Representatives of MCC have engaged, and intend to continue to engage, in discussions with the Board regarding matters relating to the composition of the Board.

MCC believes the Nominees’ skill sets and highly relevant business and financial experience will be extremely valuable to the Issuer and MCC is confident that its Nominees will have an immediate positive impact on the Board.

While MCC has nominated Eric Rey and Gregory Waller in the Nomination Letter, MCC’s position is that there are in fact three Class II director positions up for election at the 2017 Annual Meeting. MCC notes that the Issuer has made no public disclosure regarding its supposed elimination of a board seat and MCC does not believe that the Issuer’s corporate records evidence that the Board has eliminated a board position of any particular class. MCC stands willing to work with the Issuer to identify an appropriate third candidate to stand for election at the 2017 Annual Meeting, who must be diverse, highly qualified and independent.

In the Nomination Letter, MCC indicates that in the event that the Board declines to include the Nominees on the slate of recommended nominees in the Issuer’s proxy statement for the 2017 Annual Meeting, MCC has reserved the right to deliver a proxy statement and form of proxy to the Issuer’s other stockholders and solicit proxies from the Issuer’s stockholders in support of the Nominees set forth in the Nomination Letter.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

CUSIP No. 039014105	13D	Page 10 of 10 Pages

(a) and (b). As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 22,515,364 shares of Common Stock (the “Reporting Persons’ Shares”), representing approximately 50.6% of the Issuer’s outstanding Common Stock. This calculation is based upon 44,508,709 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2017.

MCC is the record and beneficial owner of all of the Reporting Persons’ Shares, and has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. MCC is owned in equal amounts by the three Sperling Trusts, and therefore each of the Sperling Trusts has shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. Darby Shupp, Terri Bishop and Peter Sperling serve as the three directors of MCC as well as the three trustees of each of the Sperling Trusts, and therefore have shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares.

(c) Except as described elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2017

MORAL COMPASS CORPORATION

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Secretary and CFO

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 1

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 2

By:	/s/ Darby Shupp
Name: Title:	Darby Shupp Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 3

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

By:	/s/ Peter Sperling
Peter Sperling

By:	/s/ Terri Bishop
Terri Bishop

By:	/s/ Darby Shupp
Darby Shupp